EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges and preferred stock dividends for the three months ended March 31, 2003 was 1.9:1.

For purposes of computing this ratio, earnings has been calculated by adding fixed charges (excluding preferred stock dividends) to income from continuing operations.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

THREE MONTHS ENDED MARCH 31, 2003

(DOLLAR AMOUNTS IN THOUSANDS)

Three Months Ended March 31, 2003

EARNINGS:

Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$35,004
Interest expense (including amortization of debt discount and issuing costs)	26,062
Distributions from equity investee	243
Interest component of rental expense	126
Total	$61,435

FIXED CHARGES:

Interest expense (including amortization of debt discount and issuing costs)	$26,062
Capitalized interest	1,007
Interest component of rental expense	126
Total	$27,195

PREFERRED DIVIDEND REQUIREMENTS	$4,859

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENT	$32,054

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.9